UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 333-218854
CUSIP NUMBER 391657103

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended April 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

Connexa Sports Technologies Inc.
Full Name of Registrant

Slinger Bag Inc.
Former Name if Applicable

2709 North Rolling Road, Unit 138
Address of Principal Executive Office (Street and Number)

Windsor Mill, MD 21244
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Connexa Sports Technologies Inc (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 (the “Form 10-K”) by the prescribed due date primarily because of material delays in preparing and filing its Annual Report on Form 10-K for the fiscal year ended April 30, 2022 and its quarterly reports on Form 10-Q for the quarters ended July 31, 2022, October 31, 2022 and January 31, 2023 (the “Quarterly Reports”). These delays were cause by the following factors: (i) the Company’s former chief financial officer resigned before the Company’s financial statements for the fiscal year ended April 30, 2022 were prepared and the Company experienced material delays in securing and working with outside consultants and experts to finalize its financial statements and, consequently, the Company was only able to prepare its Annual Report on Form 10-K for the fiscal year ended April 30, 2022 and its auditor was only able to complete its audit of such Annual Report on May 17, 2023 and (ii) the Company was only able to prepare its Quarterly Reports and its auditor was only able to complete its reviews of the Quarterly Reports by July 26, 2023. These facts are compounded by the number of complex and material transactions completed during the fiscal year ended April 30, 2022, including two material acquisitions, a 1-10 reverse split and a public offering of common stock. Each of these transactions had material accounting implications, with the acquisitions being the most significant. Additionally, further delays have been caused by the fact that the Company is unable to prepare its financial statements for a given period until the financial statements for the previous period are final and, as such, it has not been possible to initiate any work on or preparation of the next or any subsequent period financial statements until the previous period’s financial statements have been finalized. As such, the Company could not begin its preparation of the Annual Report on Form 10-K for the fiscal year ended April 30, 2023 until the Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 was completed, which was on July 24, 2023. The Company will use its best efforts to be in a position to file the Form 10-K on or before September 15, 2023, which is not within the prescribed time period.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including statements regarding the Company’s ability to complete the filing of the Annual Report on Form 10-K by September 15, 2023. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the auditor’s ability to timely complete the Form 10-K, including the financial statements, for the fiscal year ended April 30, 2023. Any reader of this Notification on Form 12b-25 is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25, except as required by applicable laws or regulations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Ballardie	443	407-7564
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

During the year ended April 30, 2023, the Company sold 100% of its right, title and interest in, to and under its wholly-owned subsidiary, PlaySight Interactive Ltd. (“PlaySight”) to a third party (as a result, in the year ended April 30, 2023, the results of operations attributed to PlaySight are being accounted for as discontinued operations) and generated approximately 50% less revenue from its (non-PlaySight) operations due to lower sales of its ball launchers. The Company expects that these discontinued operations and lower sales will likely result in the Company’s revenue for the year ended April 30, 2023 will be lower by 25 to 35% in comparison to the year ended April 30, 2022.

CONNEXA SPORTS TECHNOLOGIES INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	By:	/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer and Director